Eargo, Inc.

2665 North First Street, Suite 300

San Jose CA 95134

February 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Eargo, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-268859

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eargo, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-268859), registering shares of the Company’s Common stock, par value $0.0001 per share (the “Shares”), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement was originally filed with the Commission on December 19, 2022, and was amended on January 30, 2023. No securities have been sold pursuant to the Registration Statement.

The Company is applying for withdrawal of the Registration Statement because, on the date of this letter, PSC Echo Merger Sub Inc., a Delaware limited liability company (“Merger Sub”) merged with and into the Company, with the Company surviving the merger (the “Merger”), pursuant to that certain agreement and plan of merger (the “Merger Agreement”), dated as of October 29, 2023, by and among the Company, PSC Echo Parent LLC, a Delaware limited liability company (“Parent”) and Merger Sub. As a result of the Merger, the Nasdaq Stock Market LLC (“Nasdaq”) has filed a Form 25 to delist the Shares from Nasdaq and deregister the Shares under Section 12(b) of Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon effectiveness of the delisting and deregistration pursuant to the Form 25, the Company intends to file a Form 15 to deregister the Shares under Section 12(g) of the Exchange Act and terminate or suspend the Company’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Eargo, Inc., 2665 North First Street, Suite 300, San Jose CA 95134, e-mail Legal@eargo.com, with a copy to Walton Dumas at Ropes & Gray LLP, Three Embarcadero Center, San Francisco, CA 94111, e-mail Walton.Dumas@ropesgray.com.

Please do not hesitate to contact Walton Dumas of Ropes & Gray LLP at 415-315-6305 or Walton.Dumas@ropesgray.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

EARGO, INC.

By:	/s/ William Brownie
Name:	William Brownie
Title:	Interim Chief Executive Officer and Chief Operating Officer

cc:	Walton Dumas
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111
E-mail: Walton.Dumas@ropesgray.com

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